Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel Aviv 6701203, Israel
October 13, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pagaya Technologies Ltd.
Registration Statement on Form F-3
File No. 333-274862
Request for Acceleration of Effective Date

Requested Date:	October 16, 2023
Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) to become effective on October 16, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John T. McKenna, Rupa Briggs and Natalie Y. Karam of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Rupa Briggs at (212) 479-6525 or Natalie Y. Karam at (650) 843-5778.

Very truly yours,
PAGAYA TECHNOLOGIES LTD.
By:	/s/ Gal Krubiner
Name:	Gal Krubiner
Title:	Chief Executive Officer

By:	/s/ Michael Kurlander
Name:	Michael Kurlander
Title:	Chief Financial Officer

cc:	John T. McKenna, Cooley LLP
Rupa Briggs, Cooley LLP
Natalie Y. Karam, Cooley LLP